Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 27, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2005

Blue Chip Dividend Portfolio, Series 1

File Nos. 333-237377 and 811-03763

Dear Mr. Bartz:

This letter amends the response letter dated May 26, 2020, to revise a previous response given to comment 3 of your comment letter dated April 21, 2020, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2005, filed on March 25, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Blue Chip Dividend Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

3.       The first paragraph of this section states that the trust may invest in non-U.S. companies. Please explain to us whether the trust’s investments in non-U.S. companies will include emerging market issuers as a principal investment strategy and, if so, provide appropriate disclosure in this section and in the discussions of the trust’s principal risks. Alternatively, please explain to us why the requested disclosures are not necessary.

Response: The trust would like to retain its ability to invest in non-U.S. companies and will retain the language regarding non-U.S. companies that was originally filed on Form S-6. With regard to emerging market issuers, the trust will not invest in such issuers. As such, no additional language regarding emerging market issuers has been added to the investment strategies or risk sections.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren